UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

IMAC Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.0001

(Title of Class of Securities)

44967K 104

(CUSIP Number)

February 15, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44967K 104	Page 2 of 9

1.	Names of Reporting Persons. Edward S. Bredniak Exempt Trust I.R.S. Identification Nos. of above persons (entities only). 35-7004772
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒*
3.	SEC Use Only
4.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 699,413
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 699,413
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 699,409
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒**
11.	Percent of Class Represented by Amount in Row (9) 8.2% ***
12.	Type of Reporting Person (See Instructions) OO

*

This Schedule 13G is being filed by (i) the Edward S. Bredniak Exempt Trust (the “Trust”), (ii) Susan L. Bredniak (“Bredniak”) and (iii) Todd M. Joseph (“Joseph” and together with Bredniak and the Trust, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

**

Excludes 699,409 shares held in the Edward S. Bredniak 2008 Grantor Retained Annuity Trust, of which Bredniak and Joseph are the trustees and over which they have shared voting and dispositive power. The Trust disclaims beneficial ownership of such shares.

***	Based upon 8,551,741 issued and outstanding shares of common stock reported by the Issuer in its Quarterly Report on Form 10-Q as of September 30, 2019.

1.	Names of Reporting Persons. Susan L. Bredniak I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒*
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,398,822**
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,398,822**
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,398,822
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.4% ***
12.	Type of Reporting Person (See Instructions) IN

*

This Schedule 13G is being filed by (i) the Edward S. Bredniak Exempt Trust (the “Trust”), (ii) Susan L. Bredniak (“Bredniak”) and (iii) Todd M. Joseph (“Joseph” and together with Bredniak and the Trust, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

**	Together with Joseph, Bredniak is a trustee of the Trust and the Edward S. Bredniak 2008 Grantor Retained Annuity Trust, over which they have shared voting and investment power.
***	Based upon 8,551,741 issued and outstanding shares of common stock reported by the Issuer in its Quarterly Report on Form 10-Q as of September 30, 2019.

1.	Names of Reporting Persons. Todd M. Joseph I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒*
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,398,822**
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,398,822**
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,398,822
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.4% ***
12.	Type of Reporting Person (See Instructions) IN

*

This Schedule 13G is being filed by (i) the Edward S. Bredniak Exempt Trust (the “Trust”), (ii) Susan L. Bredniak (“Bredniak”) and (iii) Todd M. Joseph (“Joseph” and together with Bredniak and the Trust, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

**	Together with Bredniak, Joseph is a trustee of the Trust and the Edward S. Bredniak 2008 Grantor Retained Annuity Trust, over which they have shared voting and investment power.
***	Based upon 8,551,741 issued and outstanding shares of common stock reported by the Issuer in its Quarterly Report on Form 10-Q as of September 30, 2019.

Item 1.

(a)	Name of Issuer

IMAC Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1605 Westgate Circle Brentwood, Tennessee 37027

Item 2.

(a)	Name of Person Filing

Edward S. Bredniak Exempt Trust

Susan L. Bredniak

Todd M. Joseph

(b)	Address of Principal Business Office or, if none, Residence

Edward S. Bredniak Exempt Trust, 140 Pearl Street, Suite 100, Buffalo, NY 14202

Susan L. Bredniak, 140 Pearl Street, Suite 100, Buffalo, NY 14202

Todd M. Joseph, 140 Pearl Street, Suite 100, Buffalo, NY 14202

(c)	Citizenship or Place of Organization

Edward S. Bredniak Exempt Trust, a trust organized under the laws of the State of New York

Susan L. Bredniak, a United States citizen; and

Todd M. Joseph, a United States citizen;

(d)	Title of Class of Securities

Common Stock, par value $.01

(e)	CUSIP Number

44967K 104

Item 3.	If the statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Edward S. Bredniak Exempt Trust	699,413
Susan L. Bredniak	1,398,822
Todd M. Joseph	1,398,822

(b) Percent of class:

Edward S. Bredniak Exempt Trust	8.2%
Susan L. Bredniak	16.4%
Todd M. Joseph	16.4%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Edward S. Bredniak Exempt Trust	699,413
Susan L. Bredniak	0
Todd M. Joseph	0

(ii) Shared power to vote or to direct the vote:

Edward S. Bredniak Exempt Trust	0
Susan L. Bredniak	1,398,822
Todd M. Joseph	1,398,822

(iii) Sole power to dispose or to direct the disposition of:

Edward S. Bredniak Exempt Trust	699,413
Susan L. Bredniak	0
Todd M. Joseph	0

(iv) Shared power to dispose or to direct the disposition of:

Edward S. Bredniak Exempt Trust	0
Susan L. Bredniak	1,398,822
Todd M. Joseph	1,398,822

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The beneficiaries of the Edward S. Bredniak Exempt Trust are the grantor’s spouse and descendants

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2020
Date

Edward S. Bredniak Exempt Trust

By:	/s/ Susan L. Bredniak
Name: Susan L. Bredniak, Trustee

By:	/s/ Todd M. Joseph
Name: Todd M. Joseph, Trustee

/s/ Susan L. Bredniak
Susan L. Bredniak

/s/ Todd M. Joseph
Todd M. Joseph

Exhibits

Exhibit A: Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G/A (including amendments thereto) with respect to the Common Stock of IMAC Holdings, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts. In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 13th day of February, 2020.

February 13, 2020
Date

Edward S. Bredniak Exempt Trust

By:	/s/ Susan L. Bredniak
Name: Susan L. Bredniak, Trustee

By:	/s/ Todd M. Joseph
Name: Todd M. Joseph, Trustee

/s/ Susan L. Bredniak
Susan L. Bredniak

/s/ Todd M. Joseph
Todd M. Joseph